

Mail Stop 4628

December 9, 2016

Via E-Mail
Michael M. Ludwig
Chief Financial Officer
FormFactor, Inc.
7005 Southfront Road
Livermore, CA 94551

      Re: FormFactor, Inc.
             Form 10-K for the Fiscal Year Ended December 26, 2015
             Filed March 4, 2016
             File No. 0-50307

Dear Mr. Ludwig:

We refer you to our comment letter dated October 21, 2016 regarding business contacts with Syria and Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Jason Cohen, Vice President and General Counsel
      FormFactor, Inc.

      Amanda Ravitz
      Assistant Director